June 7, 2012

Via Electronic Mail and Hand Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention: Erin Wilson, Esq., Examiner
Pamela Howell, Esq., Special Counsel
John Reynolds, Esq., Assistant Director

Re: ZenVault Medical Corporation
Offering Statement on Form 1-A (File No. 024-10291)

Dear Ms. Wilson, Ms. Howell, and Mr. Reynolds:

On behalf of our client, ZenVault Medical Corporation (the "*Company*" or "*ZenVault*"), we furnish herewith the following correspondence in response to the Staff's comment letter dated June 6, 2012. in connection with the Company's filing of Amendment No. 9 (the "*Amendment*") to the Company's Offering Statement on Form 1-A.

Comment Letter Dated June 6, 2012

Amendment No. 9 to Form 1-A, filed on June 1, 2012

Part II – Offering Circular

Use of Proceeds, page 32

1. We note your revised disclosure in response to comment one of our letter dated May 31, 2012 and we partially reissue the comment as it remains unclear how you calculate the payment to Z9 Services Group at the $750,000 net proceeds level. Based on your disclosure, we calculate this amount to be $377,500. If it is calculated by simply dividing the net proceeds amount by two, this calculation is inconsistent with your disclosure throughout the offering circular. Please revise or advise. Finally, we are unable to locate disclosure that clarifies how offering costs are calculated at the different levels of proceeds.

Response:

The Company will correct the amount payable to Z9 Services Group to $377,500 in the definitive offering circular. The Company notes that the difference between $375,000 and $377,500 is beneath the materiality threshold for related party transaction disclosure. However, this will be corrected in the definitive offering circular. Footnote (2) explains the deferral associated with the different levels of offering costs. This disclosure has been included since Amendment No. 7 to the Form 1-A, and the Company believes it is clear.

Illustration 2, page 81

2. Please explain how you calculated that the dividend of 10% per year was $5,000 per year when the total purchase price was only $1,000. In addition, it is unclear how the $1,000 purchase price resulted in a 50% premium of $25,000. Please revise the disclosure in this example accordingly.

Response:

The disclosure in Illustration 2 is correct. In each instance, the disclosure indicates that the "deemed investment" for the Series B Preferred stockholder and the Founders' Common Stock is that upon which the return is based. This is consistent with the language in Illustration 3, variations of which have been included in the Form 1-A since Amendment No. 5 to the Form 1-A (in that amendment, see page 74 and the table referring to Series B "deemed investment" and Founders' common stock "deemed investment," lines 3 and 5). The treatment of the Series B Preferred Stock and the Founders' Common Stock follows from the ownership equalization provisions, which are discussed at length and have been the subject of disclosure (including the tabular breakdown) since Amendment No. 6 to the Form 1-A (pages 76-77) and thereafter.

The Company's amended and restated articles of incorporation specify on page 3 under the definition of "Dividend Option" that the Series B stockholder and Founders' Common stockholders will each receive a dividend "equal in amount to that paid to the holders of the Series A Preferred Stock." Similarly, the amended and restated articles of incorporation state on page 5 that the liquidation preference payable to the Series B stockholder shall be "a deemed amount equal to the Liquidation Preference of the Series A Preferred Stock" and that, thereafter, the Founders' Common stockholders shall also "have the right to select between the Dividend Option or the Liquidation Preference as described immediately above" (which refers to the same election to be made by the Series B Preferred stockholder).

Given the possible confusion highlighted by the Staff's comment, the Company proposes to add to the definitive offering circular the following clarifying disclosure to the end of the penultimate paragraph now appearing on page 79:

> "When we refer to deemed investment, we are referring to provisions in our amended and restated articles of incorporation that state the Series B Preferred stockholder and holders of the Founders' common stock each receive the same amount of dividends or liquidation preference that is paid out in total to the Series A Preferred stockholders, regardless of the actual amount invested by the holders of the Series B Preferred Stock or Founders' Common Stock. Accordingly, only for purposes of calculating the dividend or liquidation preference payable to the holders of the Series B Preferred Stock and Founders' Common Stock, such holders are deemed to have invested an amount equal to the Series A Preferred Stockholders, and will receive the same dividend or liquidation preference payment as the holders of the Series A Preferred Stock (assuming available cash or securities to make such payments after the first priority rights of the Series A Preferred stockholders to the return of their investment and the liquidation preference or dividend payment)."

*****

The Company requests that based upon the foregoing, the Staff permit the Company to include such modifications in the definitive offering circular. If the Staff has any questions, you may reach the undersigned at (303) 667-7193. You may also reach Mr. Botdorf at (303) 814-8121.

Sincerely,

RICHARDSON & PATEL, LLP

By: /s/ Robert W. Walter
    Robert W. Walter, Esq.

cc: John C. Botdorf, *ZenVault Medical Corporation*
     Alan S. Gin, *ZenVault Medical Corporation*